UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

 __________________________________________________

FORM 6-K
__________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 22 May 2025

Commission File Number: 001-14958
__________________________________________________

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)
__________________________________________________

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)
__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 22 May 2025 — Holding(s) in Company

Exhibit 99.1

22 May 2025

National Grid plc ('National Grid' or 'Company')

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from Bank of America Corporation that its total interest in National Grid voting ordinary shares is as shown below.

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BDR05C01

Issuer Name
NATIONAL GRID PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name
Bank of America Corporation

City of registered office (if applicable)

Country of registered office (if applicable)
US

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
19-May-2025

6. Date on which Issuer notified
21-May-2025

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	2.972203	2.611212	5.583415	273657759
Position of previous notification (if applicable)	1.502416	0.319666	1.822082

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BDR05C01		124303665		2.536157
US6362744095		21371773		0.436046
Sub Total 8.A	145675438		2.972203%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Right to Recall	N/A	N/A	349644	0.007134
Physical Call Option	21/11/2025	N/A	1	0.000000
Physical Option	16/01/2026	N/A	10477	0.000214
Sub Total 8.B1			360122	0.007348%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Swaps	30/05/2025	N/A	Cash	19225	0.000393
Swaps	30/06/2025	N/A	Cash	1766	0.000036
Swaps	30/07/2025	N/A	Cash	90478	0.001846
Swaps	29/08/2025	N/A	Cash	109466	0.002233
Swaps	08/09/2025	N/A	Cash	16481	0.000336
Swaps	31/10/2025	N/A	Cash	193	0.000004
Swaps	28/11/2025	N/A	Cash	58000	0.001184
Swaps	22/12/2025	N/A	Cash	933465	0.019045
Swaps	31/12/2025	N/A	Cash	223388	0.004559
Swaps	30/01/2026	N/A	Cash	265958	0.005426
Swaps	03/03/2026	N/A	Cash	2600086	0.053049
Swaps	06/03/2026	N/A	Cash	124217	0.002534
Swaps	31/03/2026	N/A	Cash	108802569	2.219889
Swaps	07/04/2026	N/A	Cash	78955	0.001611
Swaps	28/04/2026	N/A	Cash	77646	0.001584
Swaps	30/04/2026	N/A	Cash	1996825	0.040741
Swaps	15/06/2026	N/A	Cash	349765	0.007136
Swaps	19/06/2026	N/A	Cash	10193437	0.207976
Swaps	25/06/2026	N/A	Cash	74722	0.001525
Swaps	31/07/2026	N/A	Cash	444113	0.009061
Swaps	25/02/2027	N/A	Cash	275	0.000006
Swaps	19/04/2027	N/A	Cash	12052	0.000246
Swaps	26/04/2027	N/A	Cash	113584	0.002317
Swaps	01/06/2027	N/A	Cash	6980	0.000142
Swaps	04/06/2027	N/A	Cash	95480	0.001948
Swaps	15/02/2028	N/A	Cash	300586	0.006133
Swaps	07/05/2030	N/A	Cash	314516	0.006417
Options	21/05/2025	N/A	Cash	14432	0.000294
Options	12/06/2025	N/A	Cash	303539	0.006193
Sub Total 8.B2				127622199	2.603864%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Bank of America Corporation	Bank of America, NA
Bank of America Corporation	BofA Securities, Inc.
Bank of America Corporation	Managed Account Advisors, LLC
Bank of America Corporation	Merrill Lynch, Pierce, Fenner & Smith Inc.
Bank of America Corporation	U.S. Trust Co of Delaware
Bank of America Corporation	Merrill Lynch International			5.048987%
Bank of America Corporation	BofA Securities Europe SA

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion
21-May-2025

13. Place Of Completion
United Kingdom

This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules.

Julian Baddeley
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 22 May 2025